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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.   Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   NEUROCHEM INC.
December 13, 2004

                                    By: /s/ David Skinner
                                        --------------------------------
                                        David Skinner
                                        Director, Legal Affairs,
                                        General Counsel and Corporate Secretary
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                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                             Tel: (450) 680-4572
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com

           NEUROCHEM ANNOUNCES APPOINTMENT OF MR. MARIANO RODRIGUEZ AS
               VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
            The Company announces the departure of Mr. Claude Michaud

MONTREAL, DECEMBER 10, 2004 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) today announced the appointment of Mr. Mariano Rodriguez, C.A., C.P.A., to the position of Vice President, Finance, and Chief Financial Officer (CFO), replacing Mr. Claude Michaud who is leaving Neurochem effective December 10, to pursue other interests.

Mr. Rodriguez brings to Neurochem almost 15 years experience with private and public companies in corporate finance. He has spent more than nine years in senior financial positions with high-growth biopharmaceutical companies and has a track record of successful financial transactions in companies listed on the TSX and NASDAQ.

Most recently Mr. Rodriguez was Vice President and CFO of Galileo Genomics Inc. and earlier served as Corporate Controller and Director of Finance for Phoenix International Life Sciences Inc. There he played a key role in several public equity issues and debt financings and contributed significantly to the growth of the company which, during his tenure, had revenues that rose from CAN$50 million to CAN$350 million, with operations in 16 countries. Mr. Rodriguez is a Chartered Accountant, a graduate of McGill University and a Certified Public Accountant. He has received several prizes and awards in commerce, taxation and for academic performance from McGill University and Ernst & Young LLP where he began his career.

"We are very happy to welcome to Neurochem a person of Mr. Rodriguez' expertise and in-depth knowledge of the biopharmaceutical sector," said Francesco Bellini, Neurochem's Chairman and CEO. "His successful track record and his broad international experience will be valuable assets to Neurochem. At the same time, on behalf of the Board of Directors and my colleagues, I want to express our gratitude to Mr. Michaud for his work at Neurochem. We wish him every success in the future."
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ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs.
1,3- propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and the study data is expected to be released in the second quarter of 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on, if any, the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.